EXHIBIT (A)(6)

                                  NEWS RELEASE


                                                       FIRSTCITY
                                                       FINANCIAL CORPORATION

                                                       Suzy W. Taylor
                                                       P.O. Box 105
                                                       Houston, Texas 77001
                                                       (713) 652-1810

         FIRSTCITY ANNOUNCES EXCHANGE OFFER FOR SPECIAL PREFERRED STOCK


         Waco, June 16, 1977...FirstCity Financial Corporation announced that its board of directors has approved the initiation of an exchange offer to the holders of its Special Preferred Stock. The exchange will allow a holder of the current Special Preferred to exchange, on a share for share basis, the existing preferred for New Preferred Stock. As with the existing Special Preferred, the redemption value of the New Preferred Stock will be $21. The New Preferred Stock will have an annual dividend rate of $3.15 per share, payable quarterly, until

September 30, 1998. Beginning October 1, 1998 the dividend rate will adjust downward to $2.10 per year or 10% of the redemption value. The New Preferred will be callable on or after September 30, 2003 and s to be redeemed on

September 30, 2005.

         The transaction is structured to be a tax free exchange and the New

Preferred Stock will qualify for dividend received exclusions under the current

IRS code.

         James Hawkins, Chairman of FirstCity noted, "We are very enthusiastic about this offer to our current Special Preferred shareholders. The preferred they now hold is to be redeemed in September 1998 at which point the holders will have to pay taxes on any gains they may have in the security. Exchanging for the new preferred allows a holder to defer any tax recognition and provides the holder with a new preferred at very competitive dividend rates. We believe this is a very attractive offer for our preferred holders."

         Separately, FirstCity Financial announced that it has reached an agreement with the Liquidating Trust to retire the Trust's obligations under the

Class "A" Certificate. The transaction, whereby the Trust will pay $43.8


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million to FirstCity, will satisfy the Trust's obligation to fund dividend and principal payments on FirstCity's Special Preferred Stock.

         FirstCity Financial Corporation, is a financial services company engaged in value investing through special asset acquisition, management and disposition, as well as specialized consumer lending. Its common (FCFC) and special preferred (FCFCP) stocks are listed on the NASDAQ National Market

System.